T2 Biosystems, Inc.

101 Hartwell Avenue

Lexington, MA 02421

September 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	T2 Biosystems, Inc.

Registration Statement on Form S-3

File No. 333-274182

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of T2 Biosystems, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:30 P.M. Eastern Time on September 12, 2023, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact N. Danny Shulman, Esq. of Latham & Watkins LLP at (212) 906-4510, or in his absence, Evan G. Smith, Esq. of Latham & Watkins LLP at (617) 948-6089. Thank you for your assistance and cooperation in this matter.

Very truly yours,

T2 BIOSYSTEMS, INC.

By:	/s/ Michael T. Gibbs
Michael T. Gibbs
General Counsel

cc:	Evan G. Smith, Latham & Watkins LLP

N. Danny Shulman, Latham & Watkins LLP